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Exhibit

Exhibit Description

99.1 Announcement on 2026/03/26: Announcement on Disclosures by Directors and Officers pursuant to the U.S. Securities Exchange Act

Exhibit 99.1

Announcement on Disclosures by Directors and Officers pursuant to the U.S. Securities Exchange Act

1. Date of occurrence of the event: 2026/03/26

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: N/A

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):

According to the “Holding Foreign Insiders Accountable Act”, enacted by U.S. Congress on December 18, 2025, from March 18, 2026, the Company’s directors and officers will be required to disclose their ownership of and transactions in the Company’s equity securities in accordance with Section 16(a) of the U.S. Securities Exchange Act of 1934. For related disclosures, please visit the U.S. SEC’s EDGAR website: https://www.sec.gov/edgar/browse/?CIK=1033767&owner=only